Park-Ohio Holdings Corp.

6065 Parkland Boulevard

Cleveland, Ohio 44124

February 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:	Park-Ohio Holdings Corp.

Registration Statement on Form S-3 (Registration No. 333-252687)

Ladies and Gentlemen:

On behalf of Park-Ohio Holdings Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-252687) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. Eastern Time on February 11, 2021, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

PARK-OHIO HOLDINGS CORP.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Secretary and General Counsel

cc:	Michael J. Solecki, Esq.